

Koolbridge Solar, Inc.

Equity

$500K Target Offering

$500K
Target Offering

INVEST

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KOOLBRIDGE
S O L A R

✓Regulation Crowdfunding Offering
✓Equity
✓$500,000 Target Offering Amount
✓$3,000,000 Maximum Offering Amount
✓Organized in North Carolina

Offering Information

Target Offering Amount	$500,000
Maximum Offering Amount	$3,000,000
Deadline for Offering	March 31, 2022
Share Price	$1.00
Minimum Investment Amount	$1,000
Minimum Investment Increment	$100

Use of Funds

Description	At Target Amount	At Maximum Amount
Total Proceeds	$ 500,000	$ 3,000,000
Less: Offering Expenses	(40,000)	(210,000)
Net Proceeds	$ 460,000	$ 2,790,000
Use of Net Proceeds		
Research & Development	$ 230,000	$ 1,395,000
Management	69,000	418,500
Administrative/Intrastructure Development	69,000	418,500
Marketing	27,600	167,400
Intellectual Property & Debt	32,200	195,300
Capital Expenditures	32,200	195,300
Total Use of Funds	$ 460,000	$ 2,790,000

Things to Consider Before You Invest
(The 4 “M”s)

Mission

Do I believe in what the company is trying to achieve?

Market

Do I believe there’s a viable market for the product/service?

Management

Do I believe and have confidence in the management team?

Money

What is the potential return on my investment?



Koolbridge's mission is to revolutionize smart, clean renewable, and alternative energy.



Bill Griffin
President & CEO



Stephen Burnett
Chairman



Dr. Paul Dent
Director of R&D



Phil Johnston
Chief Legal Counsel



Bob Belts
CFO



Larry Zirbel
Director



Bob Gosselin
VP of Marketing



Eric Hinckley
Director

KOOLBRIDGE
SOLAR

Stephen Burnett and Dr. Paul Dent originally agreed in principle to form Koolbridge in 2012. The Articles of Incorporation were filed on July 26, 2013. Mr. Burnett then formally joined the Company in July 2013 as Co-Founder, Chairman, CEO, and Director.

From 2001 to 2012, he was in the business sector of global technology licensing for fiber optic light. From 1991 to 2001, he was a Registered Investment Advisor with Series 7, Series 63, and Series 65 licenses, mostly with Smith Barney in North Carolina. Prior to 1990, he was in the restaurant and catering business in Raleigh, North Carolina. He received a BA Degree from the University of North Carolina-Chapel Hill, and subsequently attended Wake Forest University School of Law. As a member of the Board of Directors, Mr. Burnett contributes his knowledge of the Company and a deep understanding of all aspects of our business, products, and markets, especially as it relates to prototype development, contract negotiation, intellectual property, and intellectual property licensing. In addition, Mr. Burnett has substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

William "Bill" Griffin joined us initially in October 2014 as a Business Advisor and became Interim President and COO in April 2015 and President and COO in February 2016. In 2017, Mr. Griffin became President and CEO. Mr. Griffin leads all strategic alliance initiatives and develops other sales channels and works with the team to execute the business plan. His background includes many start-up and turnaround companies including CompUSA, Electrosource, ElectroStorm, and AMX. Bill is an exceptionally motivated business executive with close to 50 years of successful experience in business equipment, computer, telecommunications, energy, electronic control devices, and other service industries. He has delivered solutions to corporate, government, and education clients directly or through independent channel partners. He was Vice-President of AMX Corporation for 11 years, held roles as CEO, President, and Executive VP at Electrosource for over 7 years, and was Vice President, Government Division, and Officer of the Company for CompUSA, a multi-billion computer retailer, from 1989 to 1996.

Bill works with the executive team of Koolbridge in business development, technical support, financial analysis, business operations, sales and marketing, sales management and operations, team building, and executive briefings. Bill is a graduate of Niagara University with a BS in Economics.

Dr. Paul W. Dent joined us in July 2013 as Co-Founder and Director and, by oral agreement of the parties, was never formally an elected officer of the Company but, in addition to being Director, has acted solely as an independent consultant in science and patent matters. From July 1990 to January 2010, he was chief scientist at Ericsson, Inc. a mobile communications company. He received from the University of Southampton, a Bachelor of Science (Honors) in Electronics, and a Doctor of Science Degree. As a member of the Board of Directors, Dr. Dent contributes his knowledge of electronics, digital signal processing algorithms, solar energy, high-efficiency pure sinewave converters/inverters, and other matters electronics. He has a deep understanding of smart solar energy technology based on his decades of significant industry experience. Dr. Dent has extensive knowledge of intellectual property protection via patents and is the inventor of over 380 US granted patents according to Wikipedia's List of Prolific Inventors, mostly in the technology area of wireless communications.

Phil Johnston joined in July 2013 as Co-Founder, Corporate Secretary, Chief Legal Officer, and Director. He was elected by the Board of Directors of Koolbridge as Vice-Chairman in June 2015. From May 2009 to December 2012, he was Chairman and CEO of The Center for Board Excellence, Inc., a company using software technology to evaluate corporate governance. He is a member of the North Carolina Bar with education as follows:

- Duke University, A.B. Economics
- University of North Carolina Law School, J.D.
- New York University, Stern School
- John F. Kennedy School of Government, Senior Managers in Government
- Stanford University, Directors College

Prior to May 2009, he practiced corporate governance law at Nexsen Pruet, PLLC, a 197-partner law firm. Over the last 25 years, he has served as director of five public companies including Adams-Millis (NYSE) from October 1975 to December 1995 and served on their audit committee. He was CEO of Digital Recorders from February 1990 through September 1999, which went public on NASDAQ in 1994. He has earned a certificate as a director from the National Association of Corporate Directors. As CEO of over 15 technology startup companies, he has significant experience in strategic decision-making and the process of developing startup companies. He was Founding Chairman of the North Carolina Technology Association (NCTA), now the largest trade association in North Carolina, and was named Entrepreneur of the Year by The Center for Entrepreneurship (CED) in 1999. He will continue to devote approximately 10% of his time to his outside law practice.

Larry Zirbel joined us in July 2013 as Co-Founder and Director. Since January 2014 to date, he has been President of Government Software Assurances Corporation, a software company that is engaged in the support and development of software for property appraisers. GSA supports a legacy application and is developing a new software product that will appraise, assess, and support the back-office functions of governmental appraisal offices related to property taxes. From May 2011 to 2014, he was Project Manager and Chief Technology Officer of Clear Village, Inc., a software company that helps local government deliver services over the web on a 24/7 basis, reducing trips to government offices, reducing printing costs, transportation costs, and saving citizens precious time while increasing transparency. From January 2009 to May 2011, he was VP Product Management of CAMA, including Business Development and Sales of Manatron (now Thompson Reuters). From 1986 to January 2009, he was CEO and founder of Software Techniques, Inc., a software company. He received from the University of Illinois a Bachelor of Science, Computer Science. As a member of the Board of Directors, Mr. Zirbel contributes his over 30 years of experience in technology, software engineering, and business development, as well as a deep understanding of all aspects of corporate go-to-market strategies, having successfully built and sold one of his former software technology companies to a leading multi-national firm.

Eric Hinckley joined Koolbridge Solar, Inc. as Technology Advisor and Board member in 2019. Mr. Hinckley is Chief Technology Officer of Renova Capital Partners, a private equity firm in Denver, Colorado, with an established track record of investing in, financing, and operating renewable energy assets. Since its inception in 2007, Renova has successfully developed and capitalized over $600 million of renewable energy infrastructure. In addition to Renova Capital Partners, Eric's experience includes the following:

- COO and Sr. VP at BriteStreet Energy Group, LLC
- Chief Technology Officer at AES Distributed Energy, Inc.
- Chief Technology Officer and Sr. VP Operations at Main Street Power Company, Inc.
- Former President and Founder of Solar Resource Consulting, LLC
- Former COO of Simple Solar Systems, LLC
- Former Chief Technology Officer and COO of Solorado Energy, LLC

Eric holds a BS in Electrical Engineering from the University of Colorado and is a NABCEP (North American Board of Certified Energy Practitioners) Board Certified Solar PV Installation Professional.

Robert "Bob" Belts joined us in September 2016 as Chief Financial Officer. Bob brings substantial experience in high-volume manufacturing in the automotive and renewable energy industries. Bob has served as Chief Financial Officer for both public and privately held companies ranging from start-ups to companies with over one billion in revenue. Bob's company experience included General Motors Corporation, Detroit Diesel Corporation, Internet Corporation, and Sterling Energy Systems. Bob works with the Koolbridge executive team in providing financial management advice and in support of the overall Koolbridge business strategy. Bob has a BBA from the University of Missouri and an MBA from Michigan State University.

Robert "Bob" Gosselin joined us in 2016 as VP of Marketing. His has over 50- years of extensive marketing communications management experience with aerospace, banking, business-to-business, communications, consumer, e-commerce/credit card, education, healthcare, public sector, security, telco, and transportation accounts. Bob brings to Koolbridge a high level of global strategic, tactical and brand awareness program development experience, ability to develop solutions to meet business goals and budgets, build trust and respect, and to close deals with top decision makers. Bob is a hands-on manager with exceptional skills and experience building businesses, deploying CRM tools, team development, mentoring, and management of budgets. His proven ability to recognize and capitalize on changing market trends and contribute to bottom line are a great asset to Koolbridge. His broad knowledge of marketing disciplines, including research, promotional planning, product launches, pricing, event planning, public relations, SEO, Internet, e-commerce and advertising are significant assets he gives to Koolbridge.



William "Bill" Griffin joined us initially in October 2014 as a Business Advisor and became Interim President and COO in April 2015 and President and COO in February 2016. In 2017, Mr. Griffin became President and CEO. Mr. Griffin leads all strategic alliance initiatives and develops other sales channels and works with the team to execute the business plan. His background includes many start-up and turnaround companies including CompUSA, Electrosource, ElectroStorm, and AMX. Bill is an exceptionally motivated business executive with close to 50 years of successful experience in business equipment, computer, telecommunications, energy, electronic control devices, and other service industries. He has delivered solutions to corporate, government, and education clients directly or through independent channel partners. He was Vice-resident of AMX Corporation for 11 years, held roles as CEO, President, and Executive VP at Electrosource for over 7 years, and was Vice President, Government Division, and Officer of the Company for CompUSA, a multi-billion computer retailer, from 1989 to 1996.

Bill works with the executive team of Koolbridge in business development, technical support, financial analysis, business operations, sales and marketing, sales management and operations, team building, and executive briefings. Bill is a graduate of Niagara University with a BS in Economics.



Dr. Paul W. Dent joined us in July 2013 as Co-Founder and Director and, by oral agreement of the parties, was never formally an elected officer of the Company but, in addition to being Director, has acted solely as an independent consultant in science and patent matters. From July 1990 to January 2010, he was chief scientist at Ericsson, Inc. a mobile communications company. He received from the University of Southampton, a Bachelor of Science (Honors) in Electronics, and a Doctor of Science Degree. As a member of the Board of Directors, Dr. Dent contributes his knowledge of electronics, digital signal processing algorithms, solar energy, high-efficiency pure sinewave converters/inverters, and other matters electronics. He has a deep understanding of smart solar energy technology based on his decades of significant industry experience. Dr. Dent has extensive knowledge of intellectual property protection via patents and is the inventor of over 380 US granted patents according to Wikipedia's List of Prolific Inventors, mostly in the technology area of wireless communications.



Larry Zirbel joined us in July 2013 as Co-Founder and Director. Since January 2014 to date, he has been President of Government Software Assurances Corporation, a software company that is engaged in the support and development of software for property appraisers. GSA supports a legacy application and is developing a new software product that will appraise, assess, and support the back-office functions of governmental appraisal offices related to property taxes. From May 2011 to 2014, he was Project Manager and Chief Technology Officer of Clear Village, Inc., a software company that helps local government deliver services over the web on a 24/7 basis, reducing trips to government offices, reducing printing costs, transportation costs, and saving citizens precious time while increasing transparency. From January 2009 to May 2011, he was VP Product Management of CAMA, including Business Development and Sales of Manatron (now Thompson Reuters). From 1986 to January 2009, he was CEO and founder of Software Techniques, Inc., a software company. He received from the University of Illinois a Bachelor of Science, Computer Science. As a member of the Board of Directors, Mr. Zirbel contributes his over 30 years of experience in technology, software engineering, and business development, as well as a deep understanding of all aspects of corporate go-to-market strategies, having successfully built and sold one of his former software technology companies to a leading multi-national firm.



Phil Johnston joined in July 2013 as Co-Founder, Corporate Secretary, Chief Legal Officer, and Director. He was elected by the Board of Directors of Koolbridge as Vice-Chairman in June 2015. From May 2009 to December 2012, he was Chairman and CEO of The Center for Board Excellence, Inc., a company using software technology to evaluate corporate governance. He is a member of the North Carolina Bar with education as follows:

- Duke University, A.B. Economics
- University of North Carolina Law School, J.D.
- New York University, Stern School
- John F. Kennedy School of Government, Senior Managers in Government
- Stanford University, Directors College

Prior to May 2009, he practiced corporate governance law at Nexsen Pruet, PLLC, a 197-partner law firm. Over the last 25 years, he has served as director of five public companies including Adams-Millis (NYSE) from October 1975 to December 1995 and served on their audit committee. He was CEO of Digital Recorders from February 1990 through September 1999, which went public on NASDAQ in 1994. He has earned a certificate as a director from the National Association of Corporate Directors. As CEO of over 15 technology startup companies, he has significant experience in strategic decision-making and the process of developing startup companies. He was Founding Chairman of the North Carolina Technology Association (NCTA), now the largest trade association in North Carolina, and was named Entrepreneur of the Year by The Center for Entrepreneurship (CED) in 1999. He will continue to devote approximately 10% of his time to his outside law practice.



Eric Hinckley joined Koolbridge Solar, Inc. as Technology Advisor and Board member in 2019. Mr. Hinckley is Chief Technology Officer of Renova Capital Partners, a private equity firm in Denver, Colorado, with an established track record of investing in, financing, and operating renewable energy assets. Since its inception in 2007, Renova has successfully developed and capitalized over $600 million of renewable energy infrastructure. In addition to Renova Capital Partners, Eric's experience includes the following:

- COO and Sr. VP at BriteStreet Energy Group, LLC
- Chief Technology Officer at AES Distributed Energy, Inc.
- Chief Technology Officer and Sr. VP Operations at Main Street Power Company, Inc.
- Former President and Founder of Solar Resource Consulting, LLC
- Former COO of Simple Solar Systems, LLC
- Former Chief Technology Officer and COO of Solorado Energy, LLC

Eric holds a BS in Electrical Engineering from the University of Colorado and is a NABCEP (North American Board of Certified Energy Practitioners) Board Certified Solar PV Installation Professional.



Robert "Bob" Belts joined us in September 2016 as Chief Financial Officer. Bob brings substantial experience in high-volume manufacturing in the automotive and renewable energy industries. Bob has served as Chief Financial Officer for both public and privately held companies ranging from start-ups to companies with over one billion in revenue. Bob's company experience included General Motors Corporation, Detroit Diesel Corporation, Internet Corporation, and Sterling Energy Systems. Bob works with the Koolbridge executive team in providing financial management advice and in support of the overall Koolbridge business strategy. Bob has a BBA from the University of Missouri and an MBA from Michigan State University.





KEY ASSUMPTIONS

In the last decade alone, solar has experienced an average annual growth rate of 42%. Thanks to strong federal policies like the solar Investment Tax Credit, rapidly declining costs, and increasing demand across the private and public sector for clean electricity, there are now more than 100 gigawatts (GW) of solar capacity installed nationwide, enough to power 18.6 million homes. *Source: Solar Energy Industries Association.*



Solar has ranked first or second in new electric capacity additions in each of the last 8 years. In 2020, 43% of all new electric capacity added to the grid came from solar, the largest such share in history and the second year in a row that solar added the most generating capacity to the grid. Solar's increasing competitiveness against other technologies has allowed it to quickly increase its share of total U.S. electrical generation - from just 0.1% in 2010 to over 3% today. *Source: Solar Energy Industries Association.*





Residential installations and forecast, 2015-2026E

Source: Wood Mackenzie; note that Wood Mackenzie's forecasts do not assume any extension of the ITC



©2021

We are projecting a total of 89,250 Smart Load Centers being sold between 2022 and 2026. Industry experts forecast that the number of U.S. new homes coming out of the ground with solar plus the number of existing homes that will convert to solar during that same timeframe will be approximately10,000,000. Our projections of 89,250 represent only .0089% of that projected total. You could make a case for the Smart Load Center capturing greater than 10% of the targeted market.

Residential solar had its largest-ever first quarter increase and second-largest quarter in history, setting up 2021 to be the biggest year yet for the market. *(Source: Solar Market Insight Report 2021 Q2)*



Commercial solar installations and forecast, 2015-2026E

Source: Wood Mackenzie; note that Wood Mackenzie's forecasts do not assume any extension of the ITC

Commercial solar had a decent start to the year with first-quarter installations at their highest level since 2018. Looking ahead, commercial solar is at an interesting juncture with 2021 installations expected to grow 20% over 2020. *(Source: Solar Market Insight Report 2021 Q2*

- Our 5-year revenue projections were based on a $1,500 price per Smart Load Center. Since we developed that price point, we have evidence that leads us to believe a Smart Load Center may be able to be priced at up to $2,500 per unit. We believe the final price per unit will fall somewhere between $1,500 and $2,500 but are not yet prepared to defend more than the $1,500 that's included in our projections.
- We believe, based on the above, that we have conservatively projected our 5-year forecasts for both the number of units sold and the price of each of those units.
- Projected costs per unit reflect engineering estimates for low, mid, and high-volume production. Projected costs reflect preliminary component and labor costs based on the bill of material for the Smart Load Center.
- We have estimated research and development costs to design and launch the second version of the Smart Load Center with feature-rich design and functionality.
- General Administrative and Infrastructure Development costs are management's reasonable estimates for support needed as production increases over time. Costs include provisions for sales and service activity, financial and human resources support, and management.
- Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Use of Funds

Description	At Target Amount		At Maximum Amount	
Total Proceeds	$	500,000	$	3,000,000
Less: Offering Expenses		(40,000)		(210,000)
Net Proceeds	$	460,000	$	2,790,000
Use of Net Proceeds				
Research & Development	$	230,000	$	1,395,000
Management		69,000		418,500
Administrative/Intrastructure Development		69,000		418,500
Marketing		27,600		167,400
Intellectual Property & Debt		32,200		195,300
Capital Expenditures		32,200		195,300
Total Use of Funds	$	460,000	$	2,790,000

Offering Information

Target Offering Amount	$500,000
Maximum Offering Amount	$3,000,000
Deadline for Offering	November 30, 2021
Share Price	$1.00
Minimum Investment Amount	$1,000
Minimum Investment Increment	$100